The Cookie Department, Inc.
Statement of Cash Flows
January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-42,931.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-7,444.96
Akiva Resnikoff Loan:Medical Expense	0.00
Inventory Asset	-174.25
Inventory Asset:Finished Product On Hand	0.00
Inventory Asset:Packaging Inventory	2,322.08
Inventory Asset:Prepaid Inventory	-18,011.92
Accumulated Depreciation	1,135.82
Accounts Payable	4,557.54
American Express -73000	-1,327.09
Best Buy Credit Card 8827	-1,076.28
Chase Credit Card 2850	135.55
US Bank Credit Card 5090	-2,673.25
Wells Fargo Business Card 4862	-1,168.60
Fundbox Invoice Advances	-7,444.50
Loan Payable - Bob Grossman	-2,000.00
Loan Payable - Pam Marcus	-200.00
Payroll Liabilities	35.34
Payroll Liabilities:Federal	242.78
Payroll Liabilities:State	311.80
PPP Loan	1,700.32
SBA Loan	51,900.00
Shopify Advances	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 20,820.38**
Net cash provided by operating activities	**-$ 22,111.05**
INVESTING ACTIVITIES	
Loan to Shareholder - AR	8,836.82
Net cash provided by investing activities	**$ 8,836.82**
FINANCING ACTIVITIES	
Convertible Note:Convertible Note - Andrea Kirschner	902.46
Convertible Note:Convertible Note - Barry Labov	3,068.39
Convertible Note:Convertible Note - Charles Lawrence	601.64
Convertible Note:Convertible Note - Danielle Woods	601.64
Convertible Note:Convertible Note - David Ramone	6,016.44
Convertible Note:Convertible Note - Noah Alper	601.65
Convertible Note:Convertible Note - Renae Scott	300.82
Convertible Note:Convertible Note - Wilson Tsai	601.65

Convertible Note:Convertible Note Wefunder		5,765.22
Irene Unterberger Website Development Loan		150.00
Micro Loan - OBDC		-2,582.70
North Capital Note		26,279.84
Adjustment to Shareholder Equity		40,470.65
Opening Balance Equity {3}		-37,500.20
Net cash provided by financing activities	$	**45,277.50**
Net cash increase for period	$	**32,003.27**
Cash at beginning of period		15,424.63
Cash at end of period	$	**47,427.90**

Wednesday, Apr 14, 2021 03:28:56 PM GMT-7